[Allegheny Technologies Incorporated Letterhead]

May 22, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549-7010

Attn: Ameen Hamady
RE:    Allegheny Technologies Incorporated
File No. 1-12001

Dear Mr. Hamady:
This letter sets forth our response to the letter (the “Comment Letter”) dated May 14, 2018 from the Staff of the Securities and Exchange Commission with respect to Allegheny Technologies Incorporated (the “Company”).
Set forth below are the Company’s responses to the comments set forth in the Comment Letter. For your convenience, each comment is reproduced below and is followed by the Company’s response.
Form 10-K for the period ended December 31, 2017
Note 2. Inventories, page 57

1.
We note your disclosure that due to deflationary impacts primarily related to raw materials, the carrying value of your inventory as valued on LIFO exceeds current replacement cost, and as such a net realizable value (NRV) inventory reserve was required. Based on your tabular disclosure, it appears you recorded this reserve in fiscal year 2015. Please clarify the nature of the NRV benefit reflected in fiscal years 2016 and 2017. If they represent reversals of previously recognized write downs, please tell us how you considered the guidance in ASC 330-10-35-14 and SAB Topic 5.BB.

RESPONSE:
We have not written-up the value of the LIFO inventory as a result of adjustments to the NRV reserve. We have simply continued to maintain the carrying value of this debit LIFO inventory at the amount of current replacement cost.
We initially recorded a $35.0 million NRV reserve in 2013, which was the first year that inventory valued on LIFO exceeded current replacement cost (aka “debit LIFO reserve”). The NRV reserve has fluctuated since then as we continued to have a LIFO inventory valuation balance above current replacement cost. We disclosed the impacts of the debit LIFO inventory valuation balance and the associated NRV reserve in the Inventories footnote in the Form 10-K for the fiscal year ended December 31, 2013, and have continued to disclose the impacts of debit LIFO and the NRV reserve in subsequent Form 10-Ks for fiscal years 2014-2017.
The NRV inventory reserve is directly correlated to the debit LIFO inventory reserve, with the combined impact of the debit LIFO reserve and NRV reserve establishing the new cost basis of the LIFO-valued inventory, in accordance with the principles of both ASC 330-10-35-14 and SAB Topic 5.BB. The carrying value of the inventory affected by the debit LIFO reserve and the NRV reserve has remained at a current replacement cost level in each of the respective accounting periods. In fiscal years 2016 and 2017, the LIFO inventory valuation method reduced the debit LIFO reserve balance, resulting in additional cost of sales recognized in each year for changes in the LIFO-valued inventory. Since this carrying value of LIFO inventory was now reduced, we reduced the required NRV reserve in 2016 and 2017 on that inventory, resulting in cost of sales credits that offset the debit LIFO impacts based on updated assessments of LIFO inventory carrying value compared to current replacement cost. This is also consistent with the guidance and advisory conclusions in the 1984 AICPA Issues Paper on LIFO, sections 6-24 through 6-39 on reversing valuation reserves in the future. For example, the advisory conclusion to subissue (c), in paragraph 6-37, states:
“The task force believes (9 yes, 0 no) reversing the reserve based on the flow of units in all situations and making a new lower of cost or market determination at the end of each year is appropriate.”
A summary of income statement impacts by year for 2013 - 2017 of the LIFO inventory valuation changes and the NRV reserve is presented in the table below.

	2013	2014	2015	2016	2017
$ in millions
LIFO Benefit	$80.9	$(24.7)	$131.6	$(39.1)	$(54.2)
NRV Benefit	(35.0)	25.0	(131.5)	39.9	54.0
Net cost of sales benefit	$45.9	$0.3	$0.1	$0.8	$(0.2)
Subsequent to 2013, when the debit LIFO reserve first occurred, the net cost of sales impacts for changes to the debit LIFO balance and the NRV reserve had equal and offsetting effects.
Note 16. Restructuring Charges, page 85

2.
Please expand your disclosures for your restructuring actions to also provide the expected completion date, the total amount expected to be incurred by each major type of cost, and for each reportable segment the total amount of cost expected to be incurred in connection with the activity, the amount incurred in the period and the cumulative amount incurred to date as required by ASC 420-10-50-1. Please expand your MD&A to also include the amount of the anticipated future cost savings for these activities, and whether the actual results were in line with the anticipated cost savings. If the anticipated cost savings were not achieved as expected or will be achieved in periods other than as expected, please disclose the reasons for the differences, and the likely effects on future operating results and liquidity. Please refer to SAB Topic 5:P.4 for guidance.

RESPONSE:

ATI did not have any restructuring costs in 2017, but did have costs in the prior two years of 2016 and 2015. We believe we met the required disclosures of ASC 420-10-50-1 for the restructuring actions in 2016 and 2015 in our 2017 Form 10-K, as follows:

•
Expected completion date: The completion date for each major restructuring action in these years was disclosed within the textual descriptions of these actions on page 85. For example, on page 85, we indicated that the indefinite idling or our Rowley, UT facility was completed in the fourth quarter of 2016. In addition, on page 86, we disclosed that all of these 2016 and 2015 restructuring actions were substantially paid for in 2017, as indicated by a remaining accrual of only $1.6 million at the end of December 31, 2017 in the table on page 86.

•
Total amount expected to be incurred by each major type of cost: For 2016 and 2015, our disclosures on pages 85 and 86 included the total restructuring costs incurred for both prior year-to-date periods broken down by major type including long-lived asset impairment charges, facility and idling costs and employee benefit costs. These were then described further in the textual descriptions. For example, in 2016 the employee benefit costs included severance obligations for the elimination of 180 positions associated with the Rowley idling and other HPMC segment restructuring actions.

•
Total amount of costs expected to be incurred in connection with the activity for each reportable segment: These costs were not included in a reportable segment, as disclosed on page 83 in Note 15. Business Segments.

•
Amount incurred in the period and the cumulative amount incurred to date: The cumulative amount incurred for the year-to-date periods for 2016 and 2015 were disclosed in Note 16. Restructuring Charges. The quarterly impacts of these actions in 2016 and 2015 were further disclosed in Note 21. Selected Quarterly Financial Data on page 96.

Relative to the required disclosures in MD&A on anticipated future costs savings of these activities, the expected savings for the 2016 actions and their future impact to each of our two reportable segments was disclosed on page 20 of ATI’s 2016 Form 10-K. The expected savings for the 2015 severance actions were disclosed on page 22 of ATI’s 2015 Form 10-K and the impact to the FRP segment 2015 closure actions on 2016 was disclosed on page 23 of ATI’s 2015 Form 10-K by indicating that we expected the FRP segment to be modestly profitable by the second half of 2016 from these actions. These expected savings as disclosed were substantially achieved by the Company in the expected periods and the financial results of both segments improved significantly and in line with forward-looking guidance. Therefore, no further disclosures were deemed necessary in subsequent filings relative to the anticipated cost savings not being achieved as expected. There were no changes in expected impacts to cost savings or liquidity from prior expectations, and as of December 31, 2017, there were no material remaining restructuring reserves.

* * *

We would appreciate the opportunity to speak with you directly regarding any remaining questions or comments that you may have.  To that end, please contact the undersigned, Patrick J. DeCourcy at (412) 395-3057 if you would like to arrange for a time to speak.

Very truly yours,
/s/ Patrick J. DeCourcy
Patrick J. DeCourcy
Senior Vice President, Chief Financial Officer
cc: Elliot S. Davis